Mail Stop 4561

December 21, 2007

Via U.S. Mail and Facsimile 212.793.1969

Ms. Jennifer Magro
Chief Financial Officer and Director
Citigroup Diversified Futures Fund L.P.
c/o Citigroup Managed Futures LLC
731 Lexington Avenue
25th Floor
New York, NY 10022

> **Re: Citigroup Diversified Futures Fund L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-50718**

Dear Ms. Magro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Note 5. Investment in Partnerships:, page F-17

1.   Given that the Partnership has a 67.95%, 94.18%, 50.25%, 94.49%, and 52.42% ownership interest in CMF Aspect Master Fund L.P., CMF Drury Capital Master Fund L.P., CMF Willowbridge Argo Master Fund L.P., CMF Capital Fund Management Master Fund L.P., and CMF Avant Master Fund L.P., respectively, explain to us how you determined that it would not be necessary to consolidate each of these entities. Please cite the relevant accounting literature in your response.

Note 9. Financial Instrument Risks:, page F-22

2.   We note that the Partnership and the master funds may make investments in assets that are not traded on an exchange. Explain to us the Partnership's and master funds' policy for determining the fair value of these assets. Additionally, to the extent the Partnership or master fund have any such investments as of period end, tell us how you determined that it would not be necessary to disclose the Partnership's and master fund's methodology for calculating the fair value in the Accounting Policies footnote.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief